EXHIBIT 99.06

BHDH Management, LLC

836 Blue Jay Lane, Coppell, TX 75019

August 14, 2017

Major League Football

Attn: Len Frischer, Legal Counsel

Dear Mr. Frischer,

Please utilize this correspondence as related to consulting services by BHDH Management, LLC (BHDH) provided to Major League Football (MLFB), the estimated time to prepare financial statements and footnotes to be included in the 4-30-2017 Form 10-K is two weeks. This estimation is based upon the coordination of work to be provided by the MLFB independent registered accounting firm and their ability to provide services for the 4-30-2017 10-K and does not include any additional time required by the independent registered accounting firm related to their work and requests of BHDH.

If you have any questions, please contact me at your convenience.

Best Regards,

BHDH Management, LLC

BHDH Management, LLC